Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Announces Technology Partnership with Business Objects

Partnership Delivers Comprehensive Real-Time Business Intelligence Solutions

MARKHAM, CANADA– (May 2, 2005) – DataMirror® today announced an agreement to join the Business Objects Technology Partner Program. The partnership brings together DataMirror Transformation Server®, a leading real-time data integration software solution and core component of DataMirror Integration Suite, with BusinessObjects™ XI, the industry’s most advanced and complete business intelligence (BI) platform, and BusinessObjects Data Integrator, an enterprise-class data integration platform, to deliver comprehensive real-time BI solutions to mid-market and Fortune 500 customers.

The partnership is a technology alliance that will benefit customers by combining the advantages of the BusinessObjects XI platform with DataMirror’s real-time, low-overhead technology that delivers data access between source databases on any platform. As changes occur on the source system, DataMirror Transformation Server streams changes in real time to an operational data store (ODS), data warehouse, or to BusinessObjects Data Integrator. Customers can then use BusinessObjects XI for real-time reporting, query and analysis, and performance management dashboards and scorecards. The combined solution gives businesses in a range of industries the benefit of up-to-the-minute visibility into business operations to enable timely decision making.

Customers can also use DataMirror’s LiveAudit solution to create audit trails for regulatory compliance, risk management, and fraud detection and prevention which can be monitored, analyzed and reported in real time by the BusinessObjects XI platform using the proven extraction, transformation, and loading capabilities of BusinessObjects Data Integrator.

“Accessing real-time data from production systems is a key requirement for our customers,” said Jon Dorrington, Vice President, Alliances, Business Objects. “Complementing the batch and real-time capabilities of BusinessObjects Data Integrator, DataMirror’s low-overhead solution will enhance the ability of our customers to integrate changed data from any source into their operational data stores and data warehouses.”

“The market for heterogeneous real-time data integration and business intelligence is growing rapidly. DataMirror is the leader in the real-time integration space and the only vendor that can provide enterprise data integration using change data capture technology across the entire spectrum of enterprise data sources,” said Nigel Stokes, CEO, DataMirror. “Our partnership with Business Objects expands DataMirror’s reach into the business intelligence market and enables us to deliver complete BI solutions to even more customers.”

For more information about the DataMirror partner program, visit
http://www.datamirror.com/partners/

For more information about the Business Objects partner program, visit
http://www.businessobjects.com/partners/.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection, audit and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

About Business Objects

Business Objects is the world’s leading business intelligence (BI) software company. With more than 30,000 customers worldwide, including over 80 percent of the Fortune 500, Business Objects helps organizations gain better insight into their business, improve decision making, and optimize enterprise performance. The company’s business intelligence platform, BusinessObjects™ XI, offers the BI industry’s most advanced and complete platform for reporting, query and analysis, performance management, and data integration. BusinessObjects XI includes Crystal Reports®, the industry standard for enterprise reporting. Business Objects has built the industry’s strongest and most diverse partner community, and also offers consulting and education services to help customers effectively deploy their business intelligence projects.

Business Objects has dual headquarters in San Jose, Calif., and Paris, France. The company’s stock is traded on both the Nasdaq (BOBJ) and Euronext Paris (ISIN: FR0004026250 —BOB) stock exchanges. More information about Business Objects can be found at www.businessobjects.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. Business Objects, BusinessObjects, and Crystal Reports are trademarks or registered trademarks of Business Objects S.A. or its affiliated companies in the United States and/or other countries. All other products and services mentioned are trademarks of their respective companies.